Exhibit 99.54

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES SECOND QUARTER 2012 FINANCIAL RESULTS

August 9, 2012 — (TSX: BXE) Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces its financial and operating results for the three and six months ended June 30, 2012.

Forward-Looking Statements

This press release, including the report to shareholders, contains forward-looking statements.  Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management’s discussion and analysis (the “MD&A”) attached to this press release.

HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
FINANCIAL (unaudited)
(CDN$000s except share and per share amounts)
Revenue (before royalties and risk management (1))	50,714	53,444	108,905	93,979
Funds flow from operations (2)	25,366	23,126	54,560	40,153
Per basic share (6)	$0.24	$0.22	$0.51	$0.40
Per diluted share (6)	$0.22	$0.21	$0.47	$0.37
Cash flow from operating activities	28,458	23,825	52,514	39,543
Per basic share (6)	$0.24	$0.23	$0.49	$0.39
Per diluted share (6)	$0.22	$0.22	$0.45	$0.37
Net profit before unrealized gain on commodity contracts and gain (loss) on property dispositions (5)	3,124	3,633	9,214	4,999
Per basic share (6)	$0.03	$0.04	$0.09	$0.05
Per diluted share (6)	$0.03	$0.04	$0.08	$0.05
Net profit	9,963	12,315	19,135	6,828
Per basic share (6)	$0.09	$0.12	$0.18	$0.07
Per diluted share (6)	$0.09	$0.11	$0.17	$0.07
Exploration and development	18,224	28,775	92,285	84,261
Corporate and property acquisitions	105	180	175	3,811
Capital expenditures — cash	18,329	28,955	92,460	88,072
Property dispositions — cash	(2,045)	(171)	(2,345)	(41)
Non-cash items	298	440	144	953
Total capital expenditures — net	16,582	29,224	90,259	88,984
Long-term debt	114,275	44,653	114,275	44,653
Convertible debentures (3)	49,860	48,316	49,860	48,316
Adjusted working capital excess	(7,794)	(7,970)	(7,794)	(7,970)
Total net debt (3)	156,341	84,999	156,341	84,999
Total assets	620,131	541,717	620,131	541,717
Shareholders’ equity	369,812	358,890	369,812	358,890

		Three months ended June 30,		Six months ended June 30,
OPERATING		2012	2011	2012	2011
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	5,817	4,450	5,970	4,157
Natural gas	(mcf/d)	64,513	43,157	61,586	40,268
Total oil equivalent	(boe/d)	16,569	11,643	16,234	10,868
Average prices
Light crude oil and condensate	($/bbl)	87.73	100.88	88.95	92.77
NGLs	($/bbl)	33.59	56.15	43.35	53.99
Heavy oil	($/bbl)	68.40	71.46	71.59	66.82
Crude oil, condensate and NGLs	($/bbl)	72.48	91.13	76.97	84.77
Crude oil, condensate and NGLs (including risk management (1))	($/bbl)	71.45	84.67	73.76	80.02
Natural gas	($/mcf)	2.03	4.06	2.17	4.00
Natural gas (including risk management (1))	($/mcf)	3.13	4.38	2.75	4.17
Total oil equivalent	($/boe)	33.35	49.87	36.54	47.25
Total oil equivalent (including risk management (1))	($/boe)	37.28	48.58	37.55	46.07

Statistics
Operating netback (4)	($/boe)	16.42	26.70	20.60	25.15
Operating netback (4) (including risk management (1))	($/boe)	20.35	25.41	21.61	23.96
Transportation	($/boe)	0.55	1.42	0.83	1.36
Production expenses	($/boe)	8.80	11.50	9.00	11.93
General & administrative	($/boe)	2.47	2.74	2.19	2.63
Royalties as a % of sales after transportation		23%	21%	17%	19%

COMMON SHARES
Common shares outstanding		107,490,218	107,389,799	107,490,218	107,389,799
Share options outstanding		9,108,506	7,863,932	9,108,506	7,863,932
Shares issuable on conversion of convertible debentures (7)		9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding		126,420,153	125,075,160	126,420,153	125,075,160
Diluted weighted average shares — net profit (6)		118,704,703	114,211,095	119,330,060	100,258,898
Diluted weighted average shares — funds flow from operations and cash flow from operating activities (2) (6)		118,704,703	114,211,095	119,330,060	111,543,169
SHARE TRADING STATISTICS

(CDN$, except volumes) based on intra-day trading
High		5.52	5.96	5.67	6.19
Low		2.45	4.48	2.45	4.48
Close		3.17	4.54	3.17	4.54
Average daily volume		519,682	713,592	587,137	630,837

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges.  Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.

The Company does not apply hedge accounting to these contracts.  As such, these contracts are revalued to fair value at the end of each reporting date.  This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded.  These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The highlights section contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(3)  Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations.  Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(4)  Operating netbacks is considered a non-GAAP term.  Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.

(5) Net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is considered a non-GAAP term. Net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the unrealized gain on commodity contracts and gain or loss on property dispositions, net of the deferred tax impact on these adjustments. The Company’s reconciliation between net profit and net profit before unrealized gain on commodity contracts and gain (loss) on property dispositions is found in the MD&A.

(6) Basic weighted average shares for the three and six months ended June 30, 2012 were 107,485,303 (2011: 103,044,134) and 107,455,699 (2011: 100,258,898), respectively.

In computing weighted average diluted earnings per share for the three months ended June 30, 2012 a total of 1,397,971 (2011: 1,345,532) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 (2011: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 118,704,703 (2011: 114,211,095).  As a consequence, a total of $0.8 million (2011: $0.7 million) for interest accretion expense (net of income tax effect) was added to the numerator.

In computing weighted average diluted earnings per share for the six months ended June 30, 2012 a total of 2,052,932 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 119,330,060.  As a consequence, a total of $1.5 million for interest accretion expense (net of income tax effect) was added to the numerator.

In computing weighted average diluted earnings per share for the six months ended June 30, 2011, a total of 7,863,932 common shares and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the calculation as they were not dilutive.

In computing weighted average diluted net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions per share for the three months ended June 30, 2012, a total of 1,397,971 (2011: 1,345,532) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options as they were dilutive, and a total of 9,821,429 (2011: 9,821,429)  common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 108,883,274 (2011: 104,389,666).

In computing weighted average diluted net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions per share for the six months ended June 30, 2012, a total of 2,052,932 (2011: 1,462,842) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options as they were dilutive, and a total of 9,821,429 (2011: 9,821,429)  common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 2,052,932 (2011: 101,721,740).

In computing weighted average diluted cash flow from operating activities and funds flow from operations for the three months ended June 30, 2012, a total of 1,397,971 (2011: 1,345,532) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 (2011: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 118,704,703 (2011: 114,211,095).  As a consequence, a total of $0.8 million (2011: $0.7 million) for interest accretion expense (net of income tax effect) was added to the numerator.

In computing weighted average diluted cash flow from operating activities and funds flow from operations for the six months ended June 30, 2012, a total of 2,052,932 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 119,330,060.  As a consequence, a total of $1.5 million for interest accretion expense (net of income tax effect) was added to the numerator.

In computing weighted average diluted cash flow from operating activities and funds flow from operations per share for the six months ended June 30, 2011, a total of 7,863,932 common shares and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the calculation as they were not dilutive.

(7) Shares issuable on conversion of convertible debentures are calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.

REPORT TO SHAREHOLDERS

Execrable commodity pricing continued to challenge industry cash flows in the second quarter of 2012. Bellatrix, however, has positioned itself to remain a profitable growth story in these global and sector difficult economic times by employing rigorous analysis in drilling location selection, applying stringent cost controls and maintaining a strong balance sheet. Operating costs in the quarter fell to $8.80 per boe contributing to the Company posting earnings of approximately $10 million for the second quarter and $19 million for the first half of 2012. Additionally, Bellatrix extended its growth in production, by announcing sales volumes averaging 16,569 boe/d in Q2, to 11 consecutive quarters since corporate inception in the fall of 2009. Early in July the Company also entered into a commodity price hedge for 1,500 bbl/d at a WTI price of $94.50 CDN for the 2013 calendar year.

Operational highlights for the three and six months ended June 30, 2012 include:

•                  During the first six months of 2012, Bellatrix successfully drilled and/or participated in 15 gross (12.44 net) wells resulting in 11 gross (8.94 net) Cardium light oil horizontal wells and 4 gross (3.5 net) liquids rich natural gas horizontal wells.  Bellatrix drilled 1 gross (0.72 net) Cardium light oil well and 1 gross (1.0 net) Cardium liquids rich natural gas well in the second quarter of 2012.

•                  The Cardium liquids rich gas well has not been completed to date due to weather delays. In Willesden Green the Company completed the 1 gross (0.72 net) Cardium oil well that has averaged 874 boe/d for the first 7 days (IP7) and 709 boe/d for the first 15 days (IP15).

•                  Q2 2012 sales volumes averaged 16,569 boe/d (weighted 35% to oil, condensate and NGLs and 65% to natural gas), despite spring break-up and downtime experienced due to scheduled and unscheduled plant turnarounds in its core area.  This represents a 42% increase from the second quarter 2011 average sales volumes of 11,643 boe/d and a 4% increase from first quarter 2012 average sales volumes of 15,900 boe/d.

•                  The reductions in liquids weighting quarter over quarter was a direct result of adding the dry gas producing Duvernay well which averaged 3.5 mmcf/d during the second quarter; shutting in our Brazeau 2-10 battery for expansion and gas handling for 10 days and bringing a Cardium liquids rich (70 bbls/mmcf) gas well on production. As these wells production declines during the second half of 2012 the corporate liquids weighting should return to historic levels.

•                  In Q2 Bellatrix spent $10 million on the following facilities and infrastructure projects to maximize production from existing assets and prebuild infrastructure to facilitate on time production for the second half 2012 planned drilling program:

•                  Brazeau 2-10 multi well facility and compression was upgraded and commissioned as an oil battery for Brazeau and Ferrier production (capacity of 14 mmcf/day and 1,575 bbl/day)

•                  2 km Cynthia gathering system

•                  Buck Creek oil battery upgrade

•                  Initiated construction of a 17 km long 8 inch gathering line in the Ferrier area

•                  Initiated construction of a second 8 inch sales line for 17 km in the Ferrier area

•                  Commenced construction of a 3,360 HP compressor station with 15 km of gathering and sales lines designed to move 28mmcf/d to a deep cut facility in the Ferrier area

•                  As announced on June 21, 2012, in light of the current weak pricing environment, the Company reduced its 2012 capital expenditure budget from $180 million to between $140 to $150 million.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d.  At the end of Q1 2012, the Company raised its 2012 exit rate guidance by 1,000 boe/d.  With the well results to date being above expectation, although the Company is reducing its overall capital expenditures, the Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

•                  During Q2 2012, Bellatrix closed on the disposition of two minor non-core property interests consisting of the sale of the Girouxville property in Alberta for $0.6 million after adjustments and the sale of the Cypress-Chowade property in British Columbia for $1.4 million after adjustments.  There was no current production from the Cypress-Chowade property.

•                  As at June 30, 2012, Bellatrix had approximately 202,597 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

Financial highlights for the three and six months ended June 30, 2012 include:

•                  Q2 2012 revenue was $50.7 million, 5% lower than the $53.4 million recorded in Q2 2011.  The decrease in revenues between quarters was due to reduced liquids and natural gas prices experienced in Q2 2012.  Revenue for the first six months of 2012 was $108.9 million, up from $94.0 million in the same period in 2011.

•                  Net profit for Q2 2012 was $10.0 million, compared to a net profit of $12.3 million for Q2 2011.  The net profit for the first six months of 2012 was $19.1 million, compared to a net profit of $6.8 million in the same period in 2011.

•                  Funds flow from operations for Q2 2012 was $25.4 million, up 10% from $23.1 million in Q2 2011, in spite of the lower commodity prices experienced in Q2 2012.  Funds flow from operations for the first six months of 2012 was $54.6 million, up 36% from $40.2 million in the same period in 2011.

•                  Crude oil, condensate and NGLs produced 78% and 77% of revenue for the three and six month periods ended June 30, 2012, respectively.

•                  Production expenses for Q2 2012 fell to $8.80/boe ($13.3 million), compared to $11.50/boe ($12.2 million) for Q2 2011 and $9.20/boe ($13.3 million) for Q1 2012.  The decrease was due to increased production which is a result of 2011 and 2012 drilling in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

•                  Operating netbacks after including risk management for Q2 2012 were $20.35/boe, down from $25.41/boe in Q2 2011.  Operating netbacks before risk management for Q2 2012 were $16.42/boe, down from $26.70/boe in Q2 2011 and $24.95/boe in Q1 2012.  The decreased netback was primarily the result of reduced commodity prices, despite a reduction in transportation, royalties and production expenses.

•                  Bellatrix spent $18.3 million on capital projects during Q2 2012 compared to $29.0 million in Q2 2011.  For the first six months of 2012, Bellatrix spent $92.5 million on capital projects compared to $88.1 million in the same period of 2011.

•                  After dispositions Bellatrix spent $16.2 million on capital projects during Q2 2012 and $90.1 million for the first six months of 2012.

•                  G&A expenses for Q2 2012 decreased to $2.47/boe ($3.7 million), compared to $2.74/boe ($2.9 million) for Q2 2011.  G&A expenses for the six months ended June 30, 2012 were $2.19/boe ($6.5 million), compared to $2.63/boe ($5.2 million) in the same period of 2011.

•                  Total net debt as of June 30, 2012 was $156.3 million, including the liability component of convertible debentures.

•                  As at June 30, 2012, Bellatrix had $114.3 million drawn on its total $200.0 million credit facility.

•                  Effective May 25, 2012, the Company’s borrowing base was increased from $170 million to $200 million through November 30, 2012 and the revolving period of the credit facility was extended from June 26, 2012 to June 25, 2013.  The Company’s balance sheet remains strong with projected 2012 year-end debt to 12-month cash flow of less than 1.5 times and significant underutilized credit capacity.

OUTLOOK

Production volumes for the opening month of Q3 have been negatively affected by a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime. Power outages were caused by power poles being struck by lightning, hail and intense rain shorted out transformers.  In addition a violent rain storm shorted out electrical panels that created significant downtime for a major midstream operator that processes our production. However, if milder conditions prevail for the months of August and September, Bellatrix will meet its quarter, annual and exit rate guidance.

For the remainder of 2012 the Company will concentrate its capital program by drilling 12 gross (11.35 net) low risk Cardium light oil and liquids rich (70 bbl/mmcf) gas wells.  Bellatrix has also earmarked capital to drill 2 gross (1.5 net) Notikewin liquids rich gas wells to preserve expiring mineral leases and to develop infrastructure required to maintain production.

Bellatrix is pleased to announce that Brent Eshleman has joined the Company as the Executive Vice President. Brent’s experience and knowledge complements our existing management teams’ strengths in a fashion that will help lead Bellatrix in its future growth. Brent brings 26 years of experience in Engineering and Management in the Western Canadian Basin wherein he has coordinated growth to in excess of 40,000 boe/d with Capital Budgets up to $450 million per year.

Despite commodity price weakness coupled with a reduced capital budget, the Company expects to increase its reserves in 2012 and grow its 2012 annual average production by an estimated 40% and increase its funds flow from operations by approximately 25 - 30%, while maintaining a strong balance sheet.  As always we are dedicated to providing our shareholders with sustainable growth in value.

Raymond G. Smith, P. Eng.

President and CEO

August 8, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 8, 2012 — The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2012, and the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 and the related Management’s Discussion and Analysis of financial results as disclosure which is unchanged from such Management’s Discussion and Analysis may not be repeated herein.  This commentary is based on information available to, and is dated as of, August 8, 2012. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION:  The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

NON-GAAP MEASURES:  This Management’s Discussion and Analysis and the accompanying report to shareholders contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management’s Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management’s Discussion and Analysis and the accompanying report to shareholders also contains other terms such as net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions, total net debt, and operating netbacks, which are not recognized measures under GAAP.  Net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the net unrealized gain on commodity contracts and gain or loss on property dispositions net of the deferred tax impact on these adjustments. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, expected 2012 average production and exit rates, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2012 operating expenses and general and administrative expenses, 2012 capital expenditures budget and the nature of capital expenditures and the timing and method of financing thereof, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, expectations with respect to sales volumes, revenues, and commodity prices for 2012 compared to 2011, weighting of liquids production, and expected increase in funds flow from operations may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and at Bellatrix’s website (www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Included herein is an estimate of the increase in the Company’s funds flow from operations for 2012, which is based on various assumptions stated herein and commodity prices in 2012 averaging CDN$86.95/bbl for light oil and condensate, and CDN$2.08/GJ (CDN$2.29/mcf) for natural gas. To the extent such estimates constitute future-oriented financial information or a financial outlook, it was approved by management of the Company on August 8, 2012, and such future-oriented financial information or financial outlook is included herein to provide readers with an understanding of Bellatrix’s anticipated growth and information on funds anticipated to be available for Bellatrix’s operations and exploration and development program, and readers are cautioned that the information may not be appropriate for other purposes.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix is the continuing corporation resulting from the reorganization (the “Reorganization”) effective November 1, 2009 pursuant to a plan of arrangement involving, among others, True Energy Trust (the “Trust” or “True”), Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) and security holders of the Trust.

Bellatrix’s common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively.

Second Quarter 2012 Financial and Operational Results

Dispositions

Effective May 16, 2012, Q2 2012, Bellatrix closed on the disposition of the Girouxville property in Alberta, a minor non-core property interest.  The property was sold for $0.6 million after adjustments.

Effective May 1, 2012, Q2 2012, Bellatrix closed on the disposition of the Cypress-Chowade property in British Columbia, a minor non-core property interest.   The property was sold for $1.4 million after adjustments. There was no current production from the Cypress-Chowade property.

The net proceeds from the two property dispositions in the second quarter of 2012 were used to temporarily reduce the Company’s outstanding indebtedness.

Sales Volumes

Sales volumes for the three months ended June 30, 2012 averaged 16,569 boe/d compared to 11,643 boe/d for the same period in 2011, representing a 42% increase.  Total crude oil, condensate and NGLs averaged approximately 35% of sales volumes for the three months ended June 30, 2012, compared to 38% of sales volumes in the same period in 2011.  The increase in sales is primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays.  Capital expenditures for the six months ended June 30, 2012 were $92.5 million, compared to $88.1 million for the same period in 2011.

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2012	2011	2012	2011
Light oil and condensate	(bbls/d)	3,941	3,335	4,204	3,184
NGLs	(bbls/d)	1,508	692	1,446	624
Heavy oil	(bbls/d)	368	423	320	349
Total crude oil, condensate and NGLs	(bbls/d)	5,817	4,450	5,970	4,157

Natural gas	(mcf/d)	64,513	43,157	61,586	40,268

Total boe/d	(6:1)	16,569	11,643	16,234	10,868

In the first half of 2012, Bellatrix drilled and/or participated in a total of 15 gross (12.44 net) wells. During the second quarter of 2012, Bellatrix drilled or participated in 1 gross (0.72 net) Cardium light oil horizontal well and 1 gross (1 net) liquids rich natural gas horizontal well.

By comparison, Bellatrix drilled or participated in 23 gross (13.78 net) wells during the first half of 2011, including 2.40 net oil wells and 11.38 net natural gas wells.  For the three months ended June 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 31%, averaging 5,817 bbl/d compared to 4,450 bbl/d in the 2011 second quarter. For the six months ended June 30, 2012, crude oil, condensate and NGL sales volumes increased by approximately 44%, averaging 5,970 bbl/d compared to 4,157 bbl/d in the same period in 2011.  The weighting towards crude oil, condensate and NGLs decreased slightly in the second quarter of 2012 at 35%, compared to 38% in the same period in 2011.  The reductions in liquids weighting quarter over quarter was a direct result of adding the dry gas producing Duvernay well which averaged 3.5 mmcf/d during the second quarter; shutting in the Brazeau 2-10 battery for expansion and gas handling for 10 days and bringing a Cardium liquids rich (70 bbls/mmcf) gas well on production. As these wells production declines during the second half of 2012 the corporate liquids weighting should return to historic levels.

The weighting towards crude oil, condensate and NGLs for the six months ended June 30, 2012 was 37%, compared to 38% for the same period in 2011.

Sales of natural gas averaged 64.5 Mmcf/d for the three months ended June 30, 2012, compared to 43.2 Mmcf/d in the same period in 2011, an increase of approximately 49%. The weighting towards natural gas sales volumes averaged approximately 65% for the second quarter of 2012 compared to 62% in the 2011 second quarter.  For the six months ended June 30, 2012, sales of natural gas averaged 61.6 mmcf/d, an increase of approximately 53% from average sales volumes of 40.3 Mmcf/d realized in the comparative 2011 period.

For 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate-rich gas, utilizing horizontal drilling multi-fracturing technology. As announced on June 21, 2012, in light of the current weak pricing environment, the Company reduced its 2012 capital expenditure budget from $180 million to between $140 to $150 million.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d.  At the end of Q1 2012, the Company raised its 2012 exit rate guidance by 1,000 boe/d.  With the well results to date being above expectation, although the Company is reducing its overall capital expenditures, the Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Change	2012	2011	% Change

Exchange rate (US$/Cdn$)	0.9900	1.0331	(4)	0.9944	1.0238	(3)

Crude oil:
WTI (US$/bbl)	93.35	102.38	(9)	98.15	98.52	—
Edmonton par — light oil ($/bbl)	84.39	102.63	(18)	88.54	95.27	(7)
Bow River — medium/heavy oil ($/bbl)	73.97	82.31	(10)	78.50	76.80	2
Hardisty Heavy — heavy oil ($/bbl)	62.88	73.21	(14)	68.00	67.79	—
Bellatrix’s average prices ($/bbl)
Light crude oil and condensate	87.73	100.88	(13)	88.95	92.77	(4)
NGLs	33.59	56.15	(40)	43.35	53.99	(20)
Heavy crude oil	68.40	71.46	(4)	71.59	66.82	7
Total crude oil and NGLs	72.47	91.13	(20)	76.99	84.77	(9)
Total crude oil and NGLs (including risk management (1))	71.45	84.67	(16)	73.76	80.02	(8)

Natural gas:
NYMEX (US$/mmbtu)	2.35	4.38	(46)	2.43	4.29	(43)
AECO daily index (CDN$/mcf)	1.90	3.87	(51)	2.02	3.82	(47)
AECO monthly index (CDN$/mcf)	1.83	3.74	(51)	2.18	3.76	(42)
Bellatrix’s average price ($/mcf)	2.03	4.06	(50)	2.17	4.00	(46)
Bellatrix’s average price (including risk management(1)) ($/mcf)	3.13	4.38	(28)	2.75	4.17	(34)

(1)  Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $87.73/bbl before commodity price risk management contracts during the second quarter of 2012, 13% lower than the average price received in the comparative 2011 period.  In comparison, the Edmonton par price decreased by 18% over the same period.  For light oil and condensate, Bellatrix recorded an average $88.95/bbl before commodity price risk management contracts during the six months ended June 30, 2012, 4% lower than the average price received in the comparative 2011 period.  In comparison, the Edmonton par price decreased by 7% over the same period.  The average WTI crude oil US dollar remained relatively unchanged in the first six months of 2012 compared to the same period in 2011.  The average US$/CDN$ foreign exchange rate was 0.9944 for the six months ended June 30, 2012, a decrease of 3% compared to an average rate of 1.0238 in the same period in 2011.

For heavy crude oil, Bellatrix received an average price before transportation of $68.40/bbl in the 2012 second quarter, a slight decrease of 4% from prices realized in the second quarter of 2011.  For the six months ended June 30, 2012, Bellatrix received an average price of $71.59/bbl for heavy crude oil, a 7% increase when compared to the same period in 2011.  In comparison, the Bow River reference price decreased by 10%, and the Hardisty Heavy reference price decreased by 14% between the three months ended June 30, 2011 and the three months ended June 30, 2012.   The Bow River reference price increased by 2%, and the Hardisty Heavy reference price remained consistent between the six months ended June 30, 2011 to the six months ended June 30, 2012.   The majority of Bellatrix’s heavy crude oil density ranges between 11 and 16 degrees API consistent with the Hardisty Heavy reference price.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices.  During the second quarter of 2012, the AECO daily reference price and the AECO monthly reference price each decreased by approximately 51% compared to the second quarter of 2011.  Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended June 30, 2012 decreased by 50% compared to the same period in 2011.   During the six months ended June 30, 2012, the AECO daily reference price decreased by approximately 47% and the AECO monthly reference price decreased by approximately 42%, compared to the six months ended June 30, 2011.  Bellatrix’s natural gas average sales price before commodity price risk management contracts for the six months ended June 30, 2012 decreased by 46% compared to the same period in 2011.  Bellatrix’s natural gas average price after including commodity price risk management contracts for the three and six months ended June 30, 2012 was $3.13/mcf and $2.75/mcf, respectively, compared to $4.38/mcf and $4.17/mcf for the three and six months ended June 30, 2011, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2012 was $50.3 million, 5% lower than the $52.8 million in the second quarter of 2011.  The decrease in revenues between quarters was due to reduced liquids and natural gas prices experienced in Q2 2012.  Revenue before other income, royalties and commodity price risk management contracts for the six month period ended June 30, 2012 was $108.0 million, 16% higher than the $92.9 million in the comparative 2011 period.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three and six months ended June 30, 2012 increased from the comparative 2011 periods by approximately 4% and 31%, respectively, resulting from higher sales volumes in conjunction with higher light crude oil, condensate and NGL prices when compared to the same periods in 2011.  In the second quarter of 2012, total crude oil, condensate and NGL revenues contributed 76% of total revenue (before other) compared to 70% in the same period in 2011.  For the six months ended June 30, 2012, total crude oil, condensate and NGL revenues contributed 77% of total revenue (before other), compared to 69% in the same period in 2011.  Light crude oil, condensate and NGL revenues in the three and six months ended June 30, 2012 comprised 94% and 95% of total crude oil, condensate and NGL revenues (before other), respectively, compared to 93% composition realized in both the three month and six month periods ended June 30, 2011

Natural gas revenue before other income, royalties and commodity price risk management contracts for the second quarter of 2012 decreased by approximately 25% compared to the second quarter of 2011 as a result of a 28% decrease in realized gas prices after risk management, offset by an approximate 49% increase in sales volumes between the periods.  Natural gas revenue before other income, royalties and commodity price risk management contracts for the first six months of 2012 decreased by approximately 17% compared to the six months ended June 30, 2011 as a result of a 34% decrease in realized gas prices after risk management offset by an approximate 53% increase in sales volumes between the periods.

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Light crude oil and condensate	31,467	30,616	68,060	53,460
NGLs	4,605	3,534	11,412	6,098
Heavy oil	2,292	2,755	4,163	4,219
Crude oil and NGLs	38,364	36,905	83,635	63,777
Natural gas	11,916	15,929	24,324	29,169
Total revenue before other	50,280	52,834	107,959	92,946
Other (1)	434	610	946	1,033
Total revenue before royalties and risk management	50,714	53,444	108,905	93,979

(1) Other revenue primarily consists of processing and other third party income.

Revenues for the remainder of 2012 are uncertain due to volatile commodity prices. While sales volumes are expected to be higher than 2011, crude oil and liquid prices are currently expected to be lower than 2011 prices, and natural gas prices are anticipated to remain relatively weak.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of August 8, 2012 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)

	Q3 2012	Q4 2012
Fixed	40,000	13,478

Average Price ($/GJ AECO C)

	Q3 2012	Q4 2012
Fixed	3.52	3.52

Crude oil and liquids

Average Volumes (bbls/d)

	Q3 2012	Q4 2012
Call option	833	833
Fixed	3,000	3,000
Total bbls/d	3,833	3,833

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option	3,000	3,000	3,000	3,000
Fixed	1,500	1,500	1,500	1,500
Total bbls/d	4,500	4,500	4,500	4,500

Average Price ($/bbl WTI)

	Q3 2012	Q4 2012
Call option (ceiling price) (US$/bbl)	110.00	110.00
Fixed price (CDN$/bbl)	92.30	92.30

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Call option (ceiling price) (US$/bbl)	110.00	110.00	110.00	110.00
Fixed price (CDN$/bbl)	94.50	94.50	94.50	94.50

Included in the above natural gas table are fixed price contracts of an average of $4.10/GJ at 30,000 GJ/d from April 1, 2012 to October 31, 2012 which were funded by selling call options of 3,000 bbl/d at US$110.00 for the 2013 calendar year.

As of June 30, 2012, the fair value of Bellatrix’s outstanding commodity contracts is a net unrealized asset of $5.6 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at June 30, 2012 and will be different from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and six months ended June 30, 2012 and 2011 as reflected in the Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	Q2 2012 Total	Q2 2011 Total
Realized cash gain (loss) on contracts	(547)	6,473	5,926	(1,361)
Unrealized gain (loss) on contracts (1)	19,463	(8,075)	11,388	11,448
Total gain on commodity contracts	18,916	(1,602)	17,314	10,087

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	YTD 2012 Total	YTD 2011 Total
Realized cash gain (loss) on contracts	(3,492)	6,473	2,981	(2,317)
Unrealized gain (loss) on contracts (1)	12,714	3,542	16,256	2,220
Total gain (loss) on commodity contracts	9,222	10,015	19,237	(97)

(1) Unrealized gain (loss) on commodity contracts represent non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended June 30, 2012, total royalties were $11.4 million compared to $10.9 million incurred in the second quarter of 2011.  Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2012 were 23%, compared with 21% in the 2011 second quarter.  For the six months ended June 30, 2012, total royalties were $18.0 million compared to $17.3 million incurred in the same period in 2011.  Overall royalties as a percentage of revenue (after transportation costs) for the six months ended June 30, 2012 were 17%, compared with 19% in the same period in 2011.

The Company’s heavy oil properties consist of principally the Frog Lake Alberta assets which are subject to high crown royalty rates. Certain light oil wells are now incurring higher royalty rates as they come off the initial royalty incentive rates.  Light oil royalties for the quarter include approximately $0.3 million of revisions to prior period estimates related to wells coming off the initial royalty incentive rates.  Royalties for NGLs include approximately $0.8 million of adjustments relating to previous estimates under the royalty incentive programs.  The heavy oil royalties for the second quarter of 2012 include $0.7 million of adjustments to royalty estimates of prior periods from a third-party operator.  The Company’s royalty percentage for natural gas royalties continues to decline due to increased production from recently drilled wells which take advantage of Alberta royalty incentive programs.  Excluding the total $1.8 million adjustments noted above, the overall corporate royalty rate percentage for the second quarter of 2012 would be 19%.

Royalties by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011
Light crude oil, condensate and NGLs	9,407	6,545	17,132	10,589
$/bbl	18.97	17.86	16.66	15.36
Average light crude oil, condensate and NGLs royalty rate (%)	26	20	22	18

Heavy Oil	1,340	1,507	1,938	2,224
$/bbl	40.01	39.15	33.38	35.21
Average heavy oil royalty rate (%)	61	55	48	53

Natural Gas	679	2,813	(1,031)	4,523
$/mcf	0.12	0.72	(0.09)	0.62
Average natural gas royalty rate (%)	6	18	(4)	16

Total	11,426	10,865	18,039	17,336
$ /boe	7.58	10.25	6.11	8.81
Average total royalty rate (%)	23	21	17	19

Royalties, by Type

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Crown royalties	4,088	4,022	5,909	6,685
Indian Oil and Gas Canada royalties	1,538	2,144	2,902	3,326
Freehold & GORR	5,800	4,699	9,228	7,325
Total	11,426	10,865	18,039	17,336

Expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Production	13,272	12,180	26,578	23,478
Transportation	820	1,509	2,478	2,676
General and administrative	3,724	2,900	6,485	5,167
Interest and financing charges (1)	2,426	1,868	4,528	3,569
Share-based compensation	767	1,020	1,560	1,515

(1) Does not include financing charges in relation to the Company’s unwinding of decommissioning liabilities.

Expenses per boe

	Three months ended June 30,		Six months ended June 30,
($ per boe)	2012	2011	2012	2011
Production	8.80	11.50	9.00	11.93
Transportation	0.55	1.42	0.83	1.36
General and administrative	2.47	2.74	2.19	2.63
Interest and financing charges	1.61	1.76	1.53	1.81
Share-based compensation	0.51	0.96	0.53	0.77

Production Expenses

For the three and six months ended June 30, 2012, production expenses totaled $13.3 million ($8.80/boe) and $26.6 million ($9.00/boe), respectively, compared to $12.2 million ($11.50/boe) and $23.5 million ($11.93/boe) recorded in the same periods in 2011.  For the three months ended June 30, 2012, production expenses increased overall but decreased on a per boe basis when compared to the same period in 2011.  The decrease in production expenses on a boe basis in the 2012 second quarter is primarily due to increased production, which is a result of drilling in both 2011 and the first half of 2012 in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

Bellatrix is targeting operating costs of approximately $59.0 million ($9.50/boe) for the 2012 year in total, which is a reduction from the $11.53/boe operating costs incurred for the 2011 year.  This is based upon assumptions of estimated 2012 average production of approximately 16,500 boe/d to 17,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses, by Commodity Type

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011
Light crude oil, condensate and NGLs	6,096	4,806	10,630	9,315
$/bbl	12.30	13.11	10.34	13.51

Heavy oil	474	447	895	1,234
$/bbl	14.15	11.61	15.37	19.53

Natural gas	6,702	6,927	15,053	12,929
$/mcf	1.14	1.76	1.34	1.77

Total	13,272	12,180	26,578	23,478
$/boe	8.80	11.50	9.00	11.93

Total	13,272	12,180	26,578	23,478
Processing and other third party income (1)	(434)	(610)	(946)	(1,033)
Total after deducting processing and other third party income	12,838	11,570	25,632	22,445
$ /boe	8.51	10.92	8.68	11.41

(1)  Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and six months ended June 30, 2012 were $0.8 million ($0.55/boe) and $2.5 million ($0.83/boe), respectively, compared to $1.5 million ($1.42/boe) and $2.7 million ($1.36) in the same periods in 2011. The decrease in per boe costs is reflective of a higher volume of oil production being shipped through pipelines rather than through trucking at a higher cost, as well as reduced gas transportation fees resulting from the acquisition of an ownership interest in certain gathering and processing facilities in the first half of 2011.

Operating Netback

Field Operating Netback — Corporate (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/boe)	2012	2011	2012	2011
Sales	33.35	49.87	36.54	47.25
Transportation	(0.55)	(1.42)	(0.83)	(1.36)
Royalties	(7.58)	(10.25)	(6.11)	(8.81)
Production expense	(8.80)	(11.50)	(9.00)	(11.93)
Field operating netback	16.42	26.70	20.60	25.15

For the second quarter of 2012, corporate field operating netback (before commodity price risk management contracts) was $16.42/boe compared to $26.70/boe in the second quarter of 2011.  The reduced netback was primarily the result of reduced commodity prices, despite a reduction in transportation, royalties and production expenses.  After including commodity price risk management contracts, the corporate field operating netback for the second quarter of 2012 was $20.35/boe compared to $25.41/boe in the 2011 second quarter.

Field Operating Netback — Crude Oil, Condensate and NGLs (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/bbl)	2012	2011	2012	2011
Sales	72.47	91.13	76.99	84.77
Transportation	(0.55)	(2.42)	(1.01)	(2.00)
Royalties	(20.30)	(19.88)	(17.55)	(17.03)
Production expense	(12.41)	(12.97)	(10.61)	(14.02)
Field operating netback	39.21	55.86	47.82	51.72

Field operating netback for crude oil, condensate and NGLs averaged $39.21/bbl for the three months ended June 30, 2012, a decrease of 30% from $55.86/bbl realized in the comparative 2011 period. In the second quarter of 2012, Bellatrix’s combined crude oil and NGLs average price (before risk management) decreased by approximately 20% compared to the second quarter of 2011.  The commodity pricing decrease in conjunction with a slight increase in royalties was partially offset by reductions in production, and transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the three months ended June 30, 2012 decreased to $38.18/boe compared to $49.40/boe in the same period in 2011.

Field Operating Netback — Natural Gas (before risk management)

	Three months ended June 30,		Six months ended June 30,
($/mcf)	2012	2011	2012	2011
Sales	2.03	4.06	2.17	4.00
Transportation	(0.09)	(0.13)	(0.12)	(0.16)
Royalties	(0.12)	(0.72)	0.09	(0.62)
Production expense	(1.14)	(1.76)	(1.34)	(1.77)
Field operating netback	0.68	1.45	0.80	1.45

Field operating netback for natural gas in the second quarter of 2012 year decreased by 53% to $0.68/mcf, compared to $1.45/mcf realized in the second quarter of 2011, reflecting depressed natural gas prices, offset somewhat by lower production, transportation and royalty expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the three months ended June 30, 2012 remained consistent with the comparative 2011 period at $1.78/mcf (2011: $1.76/mcf).

General and Administrative

General and administrative (“G&A”) expenses (after capitalized G&A and recoveries) for the three and six month periods ended June 30, 2012 were $3.7 million ($2.47/boe) and $6.5 million ($2.19/boe), respectively, compared to $2.9 million ($2.74/boe) and $5.2 million ($2.62/boe) for the same periods in 2011.  The increase in the G&A expense in the second quarter of 2012 compared to the same period in 2011 reflects higher compensation and base costs as well as lower recoveries, partially offset by an increase in capitalized G&A, which is consistent with Bellatrix’s higher 2012 capital program. For the six months ended June 30, 2012, G&A expenses are slightly higher in comparison to the same period in 2011 which is reflective of higher compensation and base costs, lower overall capitalized G&A and lower recoveries.  The decrease in recoveries for 2012 as compared to 2011 was primarily due to an increase in recent higher working interest operated drilling projects, resulting in less capital overhead recoveries from partners.  On a boe basis, G&A for the second quarter of 2012 decreased by approximately 10% when compared to the second quarter of 2011. The decrease is primarily as a result of higher average sales volumes in the 2012 period, despite higher overall costs.

For 2012, the Company is anticipating G&A expenses after capitalization to be approximately $13.5 million ($2.18/boe) based on estimated 2012 average production volumes of approximately 16,500 boe/d to 17,000 boe/d.  This compares to actual 2011 G&A costs of $2.83/boe.

General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011
Gross expenses	5,116	4,863	9,994	9,128
Capitalized	(1,119)	(909)	(2,161)	(1,753)
Recoveries	(273)	(1,054)	(1,348)	(2,208)
G&A expenses	3,724	2,900	6,485	5,167
G&A expenses, per unit ($/boe)	2.47	2.74	2.19	2.62

Interest and Financing Charges

Bellatrix recorded $2.4 million and $4.5 million of interest and financing charges related to bank debt and its debentures for the three and six month periods ended June 30, 2012, compared to $1.9 million and $3.6 million in the three and six month periods ended June 30, 2011, respectively. The increase in interest and financing charges between these periods was primarily due to greater interest and accretion charges in relation to the Company’s outstanding debentures in conjunction with higher interest charges related to the Company’s long-term debt as the Company carried a higher average debt balance in the 2012 periods compared to the same periods in 2011.  Bellatrix’s total net debt at June 30, 2012 of $156.3 million includes the $49.9 million liability portion of its $55 million principal amount of 4.75% convertible unsecured subordinated debentures (the “4.75% Debentures”), $114.3 million of bank debt and the net balance of working capital excess.  Total net debt of $85.0 million as of June 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011.  The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges (1)

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011
Interest and financing charges	2,428	1,868	4,530	3,569
Interest and financing charges ($/boe)	1.61	1.76	1.53	1.81

(1)  Does not include financing charges in relation to the Company’s unwinding of decommissioning liabilities

Debt to Funds Flow from Operations Ratio

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	101,464	92,504	109,120	80,306
Total net debt (2) at period end	156,341	84,999	156,341	84,999
Total net debt to periods funds flow from operations ratio (annualized) (3)	1.5x	0.9x	1.4x	1.0x

Net debt (2) (excluding convertible debentures) at period end	106,481	36,683	106,481	36,683
Net debt to periods funds flow from operations ratio (annualized) (3)	1.1x	0.4x	1.0x	0.5x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) ratio (trailing)	108,747	67,105	108,747	67,105
Total net debt (2) to funds flow from operations (trailing)	1.4x	1.3x	1.4x	1.3x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the period	1.0x	0.5x	1.0x	0.5x

(1) As detailed previously in this Management’s Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred.  Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures.  Total net debt and net debt are non-GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

(3) Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended June 30, 2012 and June 30, 2011.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

	As at June 30,
($000s)	2012	2011
Total liabilities per financial statements	251,073	182,827
Current liabilities included within working capital calculation	(36,210)	(44,441)
Deferred liability — flow-through shares	—	(3,288)
Commodity contract liability	(1,625)	(1,016)
Decommissioning Liabilities	(44,725)	(39,744)
Finance lease obligation	(4,378)	(1,369)

Working Capital
Current assets	(50,752)	(51,766)
Current liabilities	36,210	44,441
Current portion of finance lease	(501)	(149)
Net commodity contract asset (liability)	7,249	(496)
	(7,794)	(7,970)
Total net debt	156,341	84,999
Convertible debentures	(49,860)	(48,316)
Net debt	106,481	36,683

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended June 30, 2012 was an expense of $0.8 million compared to $1.0 million in the same period in 2011. The decrease in non-cash share-based compensation expense between the second quarter of 2011 and the second quarter of 2012 is primarily a result of an increase capitalized stock-based compensation from $0.2 million in the second quarter of 2011 to $0.4 million in the second quarter of 2012, and reduced Deferred Share Unit Plan expenses of $0.3 million (2011: $0.7 million).

Non-cash share-based compensation expense for the six months ended June 30, 2012 was an expense of $1.6 million compared to $1.5 million in the same period in 2011. The overall increase in non-cash share-based compensation expense between the first half of 2011 and the first half of 2012 is primarily a result of a larger number of outstanding share options expensed during the period, offset by higher capitalized share-based compensation of $0.9 million (2011: $0.5 million), and reduced Deferred Share Unit Plan expenses of $0.4 million (2011: $0.7 million).

Depletion and Depreciation

Depletion and depreciation expenses for the three and six month periods ended June 30, 2012 were $19.7 million ($13.07/boe) and $39.2 million ($13.26/boe), compared to $16.2 million ($15.28/boe) and $30.0 million ($15.22/boe) recognized in the three and six month periods ended June 30, 2011, respectively.  For both the three and six month periods ended June 30, 2012, the decrease in depletion and depreciation expense, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended June 30, 2012 Bellatrix has included a total of $348.2 million (2011: $254.2 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $35.1 million (2011: $34.9 million) for estimated salvage.

Depletion and Depreciation

	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2012	2011	2012	2011
Depletion and Depreciation	19,710	16,190	39,172	29,949
Per unit ($/boe)	13.07	15.28	13.26	15.22

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test on a quarterly basis when there are indicators of impairment.  The impairment test is performed at the asset or cash generating unit (“CGU”) level.  IAS 36 — “Impairment of Assets” (“IAS 36”) is a one step process for testing and measuring impairment of assets.  Under IAS 36, the asset or CGU’s carrying value is compared to the higher of: value-in-use and fair value less costs to sell.  Value in use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at June 30, 2012, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test will be based upon the higher of value-in-use and estimated fair market values for the Company’s properties, including but not limited to an updated external reserve engineering report which incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck.  Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities.  For the six months ended June 30, 2012, the Company recognized a deferred income tax expense of $6.8 million compared to a deferred income tax expense of $3.0 million in the first six months of 2011.

At June 30, 2012, the Company had a total deferred tax asset balance of $4.3 million.

At June 30, 2012, Bellatrix had approximately $551 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2012	2011
Intangible resource pools:
Canadian exploration expenses	100	47,600	44,300
Canadian development expenses	30	368,300	334,800
Canadian oil and gas property expenses	10	23,700	19,900
Foreign resource expenses	10	800	800
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 55	80,800	77,200
Non-capital losses (expire through 2027)	100	10,000	300
Financing costs	20 S.L.	3,300	4,700
		550,600	498,100

(1) Approximately $77 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this Management’s Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Cash flow from operating activities	28,458	23,825	52,514	39,543
Decommissioning costs incurred	186	321	363	470
Change in non-cash working capital	(3,278)	(1,020)	1,683	140
Funds flow from operations	25,366	23,126	54,560	40,153

As previously noted in this MD&A, net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions is a non-GAAP measure. A reconciliation between this measure and net loss per the Consolidated Statement of Comprehensive Income is provided below.

For the three months ended June 30, 2012, net profit before the unrealized gain on commodity contracts and gain (loss) on property dispositions, net of associated deferred tax impacts, was $3.1 million compared to a net profit of $3.6 million in the second quarter of 2011.  For the six months ended June 30, 2012, net profit before the unrealized gain on commodity contracts, net of associated deferred tax impacts, was $9.2 million compared to a net profit of $5.0 million in the six months ended June 30, 2011.

Reconciliation of Net Profit to Net Profit before unrealized gain on commodity contracts and gain (loss) on property dispositions

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Net profit per financial statements	9,963	12,315	19,135	6,828
Items subject to reversal
Unrealized gain on commodity contracts	(11,388)	(11,448)	(16,256)	(2,220)
Loss (gain) on property dispositions	2,269	(128)	3,028	(219)
Deferred tax impact of above item	2,280	2,894	3,307	610
Net profit before unrealized gain on commodity contracts and gain (loss) on property dispositions	3,124	3,633	9,214	4,999

Bellatrix’s cash flow from operating activities of $28.5 million ($0.24 per basic share and $0.22 per diluted share) for the three months ended June 30, 2012 increased approximately 20% from the $23.8 million ($0.23 per basic share and $0.22 per diluted share) generated in the comparative 2011 period.  Bellatrix generated funds flow from operations of $25.4 million ($0.24 per basic share and $0.22 per diluted share) for the three months ended June 30, 2012, up 10% from $23.1 million ($0.22 per basic share and $0.21 per diluted share) for the comparative 2011 period.

Bellatrix’s cash flow from operating activities of $52.5 million ($0.49 per basic share and $0.45 per diluted share) for the six months ended June 30, 2012 increased approximately 33% from the $39.5 million ($0.39 per basic share and $0.37 per diluted share) generated in the comparative 2011 period.  Bellatrix generated funds flow from operations of $54.6 million ($0.51 per basic share and $0.47 per diluted share) for the six months ended June 30, 2012, up 10% from $40.2 million ($0.40 per basic share and $0.37 per diluted share) for the comparative 2011 period.

The increase between the three and six month periods ended June 30, 2012 and the comparative 2011 periods is principally due to higher net realized gains on the Company’s commodity risk management contracts, despite lower operating netbacks due to significantly reduced commodity prices and slightly higher general and administrative and financing expenses experienced during the second quarter of 2012.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark–to–market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

A net profit of $10.0 million ($0.09 per basic share and $0.09 per diluted share) was recognized for the three months ended June 30, 2012, compared to a net profit of $12.3 million ($0.12 per basic share and $0.11 per diluted share) in the second quarter of 2011.  The net profit recorded in the three months ended June 30, 2012 compared to the same period in 2011 is primarily a consequence of higher cash flows as noted above as well as a lower deferred tax expense, offset somewhat by a higher depletion and depreciation expense and a total net loss on property dispositions compared to a minor gain on property dispositions in the comparative 2011 period.

A net profit of $19.1 million ($0.18 per basic share and $0.17 per diluted share) was recognized for the six months ended June 30, 2012, compared to a net profit of $6.8 million ($0.07 per basic share and $0.07 per diluted share) in the first half of 2011.  The net profit recorded in the six months ended June 30, 2012 compared to the same period in 2011 is primarily a consequence of higher cash flows as noted above, offset somewhat by a higher depletion and depreciation expense, a total net loss on property dispositions compared to a minor gain on property dispositions in the comparative 2011 period, and a higher deferred tax expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2012	2011	2012	2011

Cash flow from operating activities	28,458	23,825	52,514	39,543
Basic ($/share)	0.24	0.23	0.49	0.39
Diluted ($/share)	0.22	0.22	0.45	0.37

Funds flow from operations	25,366	23,126	54,560	40,153
Basic ($/share)	0.24	0.22	0.51	0.40
Diluted ($/share)	0.22	0.21	0.47	0.37

Net profit	9,963	12,315	19,135	6,828
Basic ($/share)	0.09	0.12	0.18	0.07
Diluted ($/share)	0.09	0.11	0.17	0.07

Capital Expenditures

Bellatrix invested $18.3 million and $92.3 million in exploration and development activities during the three and six month periods ended June 30, 2012, compared to $29.3 million and $84.8 million in the three and six month periods ended June 30, 2011, respectively.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Lease acquisitions and retention	205	168	3,194	10,164
Geological and geophysical	83	25	42	318
Drilling and completion costs	7,967	22,625	70,137	62,093
Facilities and equipment	9,969	6,512	18,912	12,241
	18,224	29,330	92,285	84,816
Drilling incentive credits	—	(555)	—	(555)
Exploration and development (1)	18,224	28,775	92,285	84,261
Corporate (2)	75	103	145	162
Property acquisitions	30	77	30	3,649
Total capital expenditures — cash	18,329	28,955	92,460	88,072
Property dispositions — cash	(2,045)	(171)	(2,345)	(41)
Total net capital expenditures — cash	16,284	28,784	90,115	88,031
Other — non-cash (3)	298	440	144	953
Total net capital expenditures	16,582	29,224	90,259	88,984

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Corporate includes office furniture, fixtures and equipment.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

In the first half of 2012, Bellatrix drilled and/or participated in a total of 15 gross (12.44 net) wells. During the second quarter of 2012, Bellatrix drilled or participated in 1 gross (0.72 net) Cardium light oil horizontal well and 1 gross (1 net) natural gas horizontal wells.

By comparison, Bellatrix drilled or participated in 23 gross (13.78 net) wells during the first half of 2011, including 2.40 net oil wells and 11.38 net natural gas wells.

The $18.3 million capital program for the three months ended June 30, 2012 was financed from funds flow from operations and bank debt.

In Q2 2012, Bellatrix spent $10 million on the following facilities and infrastructure projects to maximize production from existing assets and prebuild infrastructure to facilitate on-time production for the second half 2012 planned drilling program:

•                  Brazeau 2-10 multi-well facility and compression was upgraded and commissioned as an oil battery for Brazeau and Ferrier production (capacity of 14 mmcf/day and 1,575 bbl/day)

•                  2 km Cynthia gathering system

•                  Buck Creek oil battery upgrade

•                  Initiated construction of a 17 km long 8 inch gathering line in the Ferrier area

•                  Initiated construction of a second 8 inch sales line for 17 km in the Ferrier area

•                  Commenced construction of a 3,360 HP compressor station with 15 km of gathering and sales lines designed to move 28mmcf/d to a deep cut facility in the Ferrier area

Based on the current economic conditions and Bellatrix’s operating forecast for 2012, the Company budgets a capital program of between $140 and $150 million funded from the Company’s cash flows and to the extent necessary, bank indebtedness.  The 2012 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin areas.

Decommissioning Liabilities

At June 30, 2012, Bellatrix has recorded decommissioning liabilities of $44.7 million, compared to $45.1 million at December 31, 2011, for future abandonment and reclamation of the Company’s properties.  For the six months ended June 30, 2012, decommissioning liabilities decreased by a net $0.4 million as a result of a reduction of $0.6 million for liabilities reversed on dispositions and a $0.6 million reduction for changes in estimates, offset by $0.5 million incurred on property acquisitions and development activities and $0.3 million as a result of charges for the unwinding of the discount rates used for fair valuing the liabilities.  The $0.6 million increase as a result of changes in estimates is primarily due to a discount rate variations at June 30, 2012 compared to December 31, 2011, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or reduced.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength, optimizing capital investments — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing downward trends in crude oil and a more significant downward trend in natural gas pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies on operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix sells substantially all of its production to eight primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is currently approximately $10 million.  Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $156.3 million at June 30, 2012 have increased $37.0 million from $119.3 million at December 31, 2011, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed the first half of its 2012 capital program. Total net debt of $85.0 million as of June 30, 2011 reflected a temporary reduction in bank indebtedness following the completion of a $55 million equity issuance in May 2011.  Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 138% of the funding requirements for Bellatrix’s capital expenditures for the three months ended June 30, 2012.

Effective May 25, 2012, the Company’s borrowing base was increased from $170 million to $200 million through November 30, 2012 and the revolving period of the credit facility was extended from June 26, 2012 to June 25, 2013.  The Company’s credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.  Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash flow ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at June 30, 2012, approximately $85.7 million or 43% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

Bellatrix recently entered into an additional crude oil fixed price risk management contract for 1,500 bbl/d for the period January 1, 2013 to December 31, 2013 at a WTI price of CDN$94.50/bbl. In addition, Bellatrix has fixed contracts that provide for 3,000 bbl/d of crude oil at an average WTI price of CDN$92.30/bbl for the remainder of the 2012 year, and fixed contracts that provide for 40,000 GJ/d at an average price of CDN$3.52/GJ for the remainder of the 2012 year.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the “Commitments” section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix’s credit facility, as necessary.  Bellatrix has the ability to fund its 2012 capital program of $140 to $150 million by utilizing cash flow, and to the extent necessary, bank indebtedness.

As at July 31, 2012, Bellatrix had outstanding a total of 9,438,506 options exercisable at an average exercise price of $3.38 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,490,218 common shares.

Commitments

As at June 30, 2012, Bellatrix committed to drill 3 gross (2.5 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $10.5 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year for 2011 to 2015 for a total estimated cost of approximately $52.5  million.  As at June 30, 2012, 12 wells remained to be drilled under this commitment for a total estimated cost of $42.0 million.  On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 to 10 gross (net) wells per year for 2011 to 2016 for a total of 40  gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012. As at June 30, 2012, 37 wells remained to be drilled under this commitment for a total estimated cost of $129.5 million.

The following are the contractual maturities of financial liabilities as at June 30, 2012:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities (1)	$34,955	$—	$—	$—
Commodity contract liability	—	1,625	—	—
Bank debt — principal (2)	—	114,275	—	—
Convertible debentures — principal	—	—	55,000	—
Convertible debentures — interest (3)	2,613	2,613	2,176	—
Decommissioning liabilities (4)	—	8,037	5,117	31,571
Finance lease obligation	501	527	1,639	2,212
Total	$38,069	$127,077	$63,932	$33,783

(1)    Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.02 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)    Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.  Interest due on the bank credit facility is calculated based upon floating rates.

(3)    The 4.75% Debentures outstanding at June 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

(4)    Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2013 and 2053).

Off-Balance Sheet Arrangements

The Company has certain fixed term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2012.

Business Prospects and 2012 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.  As at June 30, 2012, Bellatrix has approximately 202,597 net undeveloped acres and has identified further drilling opportunities including 377 net locations in the Cardium low risk, high reward light gravity oil play and 174 net locations in the Notikewin low risk, high reward condensate rich play. The Company continues to focus on adding Cardium prospective lands.  As at June 30, 2012, Bellatrix controls 44 gross (43 net) contiguous sections of Duvernay rights.

Bellatrix recently entered into an additional crude oil fixed price risk management contract for 1,500 bbl/d for the period January 1, 2013 to December 31, 2013 at a WTI price of CDN$94.50/bbl. In addition, Bellatrix has fixed contracts that provide for 3,000 bbl/d of crude oil at an average WTI price of CDN$92.30/bbl for the remainder of the 2012 year, and fixed contracts that provide for 40,000 GJ/d at an average price of CDN$3.52/GJ for the remainder of the 2012 year.

For the remainder of 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi fracturing technology.  As announced on June 21, 2012, in light of the current weak pricing environment, the Company reduced its 2012 capital expenditure budget from $180 million to between $140 to $150 million.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide average daily production of approximately 16,500 to 17,000 boe/d.  At the end of Q1 2012, the Company raised its 2012 exit rate guidance by 1,000 boe/d.  With the well results to date being above expectation, although the Company is reducing its overall capital expenditures, the Company is maintaining its previously announced 2012 exit rate guidance of approximately 19,000 boe/d to 19,500 boe/d.

Production volumes for the opening month of Q3 2012 have been negatively affected by a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime. Power outages were caused by power poles being struck by lightning, hail and intense rain shorted out transformers.  In addition a violent rain storm shorted out electrical panels that created significant downtime for a major midstream operator that processes the Company’s production. However, if milder conditions prevail for the months of August and September, Bellatrix will meet its quarter, annual and exit rate guidance.

For the remainder of 2012 the Company will concentrate its capital program by drilling 12 gross (11.35 net) low risk Cardium light oil and liquids rich (70 bbl/mmcf) gas wells.  Bellatrix has also earmarked capital to drill 2 gross (1.5 net) Notikewin liquids rich gas wells to preserve expiring mineral leases and to develop infrastructure required to maintain production.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company’s Management Discussion and Analysis for the year ended December 31, 2011, and the Company’s Annual Information Form for the year ended December 31, 2011.

Critical Accounting Estimates

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s Management Discussion and Analysis for the year ended December 31, 2011 continue to be critical in determining Bellatrix’s unaudited financial results as of June 30, 2012. There were no changes in accounting policies during the six months ended June 30, 2012.

A summary of future accounting pronouncements is found in the Company’s Management Discussion and Analysis for the year ended December 31, 2011, available at www.sedar.com.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated.  When the loss is determined, it is charged to earnings.  The Company’s management monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the second quarter of 2012 and average production volumes of 16,569 boe/d during that period, as well as the same level of debt outstanding at June 30, 2012. Diluted weighted average shares are based upon the second quarter of 2012. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	$(000s)	($)
Change of US $1/bbl WTI	1,500	0.01
Change of $0.10/ mcf	2,200	0.02
Change of US $0.01 CDN/ US exchange rate	1,100	0.01
Change in prime of 1%	1,100	0.01

(1)The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the first and second quarters in 2012, and for the quarters in 2011 and 2010.  The adoption date of IFRS of January 1, 2011 required restatement for comparative purposes, of the Company’s opening balance sheet as at January 1, 2010, all interim quarterly periods in 2010 and for its year ended December 31, 2010.

2012 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Revenues before royalties and risk management	58,191	50,714
Cash flow from operating activities	24,056	28,458
Cash flow from operating activities per share
Basic	$0.22	$0.24
Diluted	$0.21	$0.22
Funds flow from operations (1)	29,194	25,366
Funds flow from operations per share (1)
Basic	$0.27	$0.24
Diluted	$0.25	$0.22
Net profit	9,172	9,963
Net profit per share
Basic	$0.09	$0.09
Diluted	$0.08	$0.09
Net capital expenditures (cash)	73,831	16,284

2011 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations (1)	17,027	23,126	23,964	30,120
Funds flow from operations per share (1)
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share
Basic	$(0.06)	$0.12	$0.01	$(0.13)
Diluted	$(0.06)	$0.11	$0.01	$(0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240

2010 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	26,929	25,574	27,344	37,826
Cash flow from operating activities	13,456	6,065	13,466	11,285
Cash flow from operating activities per share
Basic	$0.15	$0.07	$0.14	$0.12
Diluted	$0.15	$0.07	$0.14	$0.11
Funds flow from operations (1)	10,198	10,610	16,342	15,892
Funds flow from operations per share (1)
Basic	$0.12	$0.11	$0.17	$0.16
Diluted	$0.11	$0.11	$0.17	$0.15
Net profit (loss)	3,969	(6,351)	(2,546)	(57)
Net profit (loss) per share
Basic	$0.04	$(0.07)	$(0.03)	$(0.00)
Diluted	$0.04	$(0.07)	$(0.03)	$(0.00)
Net capital expenditures (cash)	18,393	17,656	30,416	25,716

(1) Refer to “Non-GAAP Measures” in respect of the term “funds flow from operations” and “funds flow from operations per share”.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

As at June 30, 2012 and December 31, 2011

(unaudited, expressed in Canadian dollars)

($000s)	2012	2011

ASSETS
Current assets
Accounts receivable (note 12)	$36,999	$45,322
Deposits and prepaid expenses	5,750	3,626
Commodity contract asset (note 12)	7,249	2,979
	49,998	51,927
Exploration and evaluation assets (note 3)	29,619	33,089
Property, plant and equipment (note 4)	536,194	484,301
Deferred taxes (note 8)	4,320	11,105
Total assets	$620,131	$580,422

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$34,955	$62,421
Current portion of finance lease obligation	501	490
Commodity contract liability (note 12)	—	10,667
	35,456	73,578

Commodity contract liability (note 12)	1,625	2,944
Long-term debt (note 5)	114,275	56,701
Convertible debentures	49,860	49,076
Finance lease obligation	4,378	4,627
Decommissioning liabilities	44,725	45,091
Total liabilities	250,319	232,017

SHAREHOLDERS’ EQUITY
Shareholders’ capital	370,355	370,048
Equity component of convertible debentures	4,378	4,378
Contributed surplus (note 6)	35,847	33,882
Deficit	(40,768)	(59,903)
Total shareholders’ equity	369,812	348,405
Total liabilities and shareholders’ equity	$620,131	$580,422

COMMITMENTS (note 11)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months and six months ended June 30,

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011

REVENUES
Petroleum and natural gas sales	$50,280	$52,834	$107,959	$92,946
Other income	434	610	946	1,033
Royalties	(11,426)	(10,865)	(18,039)	(17,336)
Total revenues	39,288	42,579	90,866	76,643

Realized gain (loss) on commodity contracts	5,926	(1,361)	2,981	(2,317)
Unrealized gain on commodity contracts	11,388	11,448	16,256	2,220
	56,602	52,666	110,103	76,546

EXPENSES
Production	13,272	12,180	26,578	23,478
Transportation	820	1,509	2,478	2,676
General and administrative	3,724	2,900	6,485	5,167
Share-based compensation (note 6)	767	1,020	1,560	1,515
Depletion and depreciation (note 4)	19,710	16,190	39,172	29,949
Loss (gain) on property dispositions	2,269	(128)	3,028	(219)
	40,562	33,671	79,301	62,566

NET PROFIT BEFORE FINANCE AND TAXES	16,040	18,995	30,802	13,980

Finance expenses (note 9)	2,591	2,126	4,882	4,106

NET PROFIT BEFORE TAXES	13,449	16,869	25,920	9,874

TAXES
Deferred tax expense (note 8)	3,486	4,554	6,785	3,046

NET PROFIT AND COMPREHENSIVE INCOME	9,963	12,315	19,135	6,828

Net profit per share (note 10)
Basic	$0.09	$0.12	$0.18	$0.07
Diluted	$0.09	$0.11	$0.17	$0.07

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six months ended June 30,

(unaudited, expressed in Canadian dollars)

($000s)	2012	2011

SHAREHOLDERS’ CAPITAL
Common shares
Balance, beginning of period	$370,048	$316,779
Issued for cash, net of transaction costs	—	52,734
Issued on exercise of share options	236	359
Contributed surplus transferred on exercised options	71	147
Balance, end of period	370,355	370,019

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	33,882	30,489
Share-based compensation expense	2,153	1,326
Adjustment of share-based compensation expense for forfeitures of unvested share options	(117)	(49)
Transfer to share capital for exercised options	(71)	(147)
Balance, end of period	35,847	31,619

DEFICIT
Balance, beginning of period	(59,903)	(53,954)
Net profit	19,135	6,828
Balance, end of period	(40,768)	(47,126)

TOTAL SHAREHOLDERS’ EQUITY	$369,812	$358,890

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and six months ended June 30,

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011

Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net profit	$9,963	$12,315	$19,135	$6,828
Adjustments for:
Depletion and depreciation	19,710	16,190	39,172	29,949
Finance expenses (note 9)	559	623	1,136	1,254
Share-based compensation (note 6)	767	1,020	1,560	1,515
Unrealized gain on commodity contracts	(11,388)	(11,448)	(16,256)	(2,220)
Loss (gain) on property dispositions	2,269	(128)	3,028	(219)
Deferred tax expense (note 8)	3,486	4,554	6,785	3,046
Decommissioning costs incurred	(186)	(321)	(363)	(470)
Change in non-cash working capital (note 7)	3,278	1,020	(1,683)	(140)
	28,458	23,825	52,514	39,543

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	69	55,332	236	55,362
Issue costs on share capital	—	(3,088)	—	(3,088)
Advances from loans and borrowings	128,386	108,755	264,775	213,131
Repayment of loans and borrowings	(110,872)	(134,400)	(207,201)	(209,650)
Obligations under finance lease	(121)	(36)	(238)	(71)
	17,462	26,563	57,572	55,684
Change in non-cash working capital (note 7)	(1,467)	(546)	(879)	93
	15,995	26,017	56,963	55,777

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(288)	(168)	(3,236)	(10,164)
Additions to property, plant and equipment	(18,041)	(28,787)	(89,224)	(77,908)
Proceeds on sale of property, plant and equipment	2,045	171	2,345	41
	(16,284)	(28,784)	(90,115)	(88,031)
Change in non-cash working capital (note 7)	(28,169)	(21,058)	(19,092)	(7,289)
	(44,453)	(49,842)	(109,207)	(95,320)

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Cash paid:
Interest	$2,383	$1,941	$3,176	$2,513
Taxes	—	—	—	—

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.              CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.  The Company resulted from a reorganization (the “Reorganization) effective November 1, 2009 pursuant to a plan of arrangement (the “Arrangement”) involving, among others, True Energy Trust (the “Trust” or “True”), Bellatrix Exploration Ltd. and securityholders of the Trust.

2.              BASIS OF PREPARATION

a.              Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 8, 2012.  The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting.  The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2011 audited annual financial statements, available at www.sedar.com.  The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2011 audited annual financial statements.

b.              Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The condensed consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These condensed consolidated financial statements are within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2011. The condensed consolidated financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2011.

3.              EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2010	$18,535
Additions	16,839
Transfer to oil and natural gas properties	(1,817)
Disposals (1)	(468)
Balance, December 31, 2011	33,089
Additions	3,236
Transfer to oil and natural gas properties	(5,228)
Disposals (1)	(1,478)
Balance, June 30, 2012	$29,619

(1) Disposals include swaps.

4.              PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2010	$484,600	$2,236	$486,836
Additions	173,595	267	173,862
Transfer from exploration and evaluation assets	1,817	—	1,817
Disposals (1)	(2,697)	—	(2,697)
Balance, December 31, 2011	657,315	2,503	659,818
Additions	89,557	175	89,732
Transfer from exploration and evaluation assets	5,228	—	5,228
Disposals (1)	(4,850)	—	(4,850)
Balance, June 30, 2012	$747,250	$2,678	$749,928

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2010	$86,482	$774	$87,256
Charge for time period	63,085	299	63,384
Impairment loss	28,039	194	28,233
Impairment reversal	(2,664)	—	(2,664)
Disposals (1)	(692)	—	(692)
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	39,043	129	39,172
Disposals (1)	(955)	—	(955)
Balance, June 30, 2012	$212,338	$1,396	$213,734

(1) Disposals include swaps.

Carrying amounts
At December 31, 2010	$398,118	$1,462	$399,580
At December 31, 2011	$483,065	$1,236	$484,301
At June 30, 2012	$534,912	$1,282	$536,194

Bellatrix has included $348.2 million (2011: $254.2 million) for future development costs and excluded $35.1 million (2011: $34.9 million) for estimated salvage from the depletion calculation for the three months ended June 30, 2012.

For the six month period ended June 30, 2012, the Company capitalized $2.2 million (2011: $1.8 million) of general and administrative expenses and $0.9 million (2011: $0.8 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.              LONG-TERM DEBT

($000s)	June 30, 2012	December 31, 2011
Operating facility	$4,275	$5,701
Revolving term facility	110,000	51,000
Balance, end of period	$114,275	$56,701

As of June 30, 2012, the Company’s credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $185 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 - day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2012.

As at June 30, 2012, the Company had outstanding letters of credit totaling $0.8 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at June 30, 2012 the Company had approximately $85.7 million, or 43% of unused and available bank credit under its credit facilities.  Bellatrix was fully compliant with all of its operating debt covenants.

6.              SHARE-BASED COMPENSATION PLANS

a.              Share Option Plan

During the six month period ended June 30, 2012, Bellatrix granted 1,718,000 (2011: 2,296,000) share options and recorded share-based compensation of $2.1 million related to its outstanding share options, net of $0.1 million of forfeitures. $0.9 million of the share-based compensation expense was capitalized to property, plant and equipment.  In addition, $0.4 million (note 6 b.) was expensed in relation to the Director’s Deferred Share Unit Plan, resulting in total net share-based compensation of $1.6 million recognized as an expense for the first half of 2012 (2011: $1.5 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the three month periods ended June 31, 2012 and 2011, and the weighted average assumptions used in their determination are as noted below:

	2012	2011
Inputs:
Share price	3.48	5.29
Exercise price	3.48	5.29
Risk free interest rate (%)	1.1	1.9
Option life (years)	2.8	3.7
Option volatility (%)	53	65
Results:
Weighted average fair value of each share option granted	1.23	2.57

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2011: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average share trading price for the three months ended June 30, 2012 was $3.86 (2011: $5.35).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2011	$3.44	7,985,320
Granted	$3.50	1,718,000
Exercised	$2.85	(82,977)
Forfeited and cancelled	$4.68	(511,837)
Balance, June 30, 2012	$3.39	9,108,506

As of June 30, 2012, a total of 10,739,129 share options were reserved, leaving an additional 1,630,623 available for future grants.

Share Options Outstanding, June 30, 2012

	Outstanding		Weighted	Exercisable
	At	Weighted Average	Average Remaining	At
Exercise Price	June 30, 2012	Exercise Price	Contractual Life	June 30, 2012	Exercise Price
$ 0.65 - $ 0.83	294,395	$0.70	1.8	282,727	$0.69
$ 0.84 - $ 1.50	848,946	$1.37	1.8	770,830	$1.37
$ 1.51 - $ 2.00	1,677,165	$1.88	1.8	1,558,934	$1.87
$ 2.01 - $ 3.94	3,781,834	$3.55	3.5	1,546,145	$3.55
$ 3.95 - $ 5.57	2,506,166	$5.17	3.9	777,809	$5.20
$ 0.65 - $ 5.57	9,108,506	$3.39	3.1	4,936,445	$2.78

b.              Deferred Share Unit Plan

On May 11, 2011, the Directors of Bellatrix approved a Directors’ Deferred Share Unit Plan (“the Plan”) where the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU.

During the six months ended June 30, 2012, the Company granted 243,164 DSUs (2011: 152,633) and had 402,390 DSUs outstanding as at June 30, 2012.  For the six months ended June 30, 2012, Bellatrix recorded approximately $0.4 million (2011: $0.7 million) of share based compensation expense and had a liability balance of $1.2 million related to the Company’s outstanding DSUs.

7.              SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Changes in non-cash working capital items:
Accounts receivable	$9,328	$(7,885)	$8,323	$(4,785)
Deposits and prepaid expenses	146	536	(2,124)	(86)
Accounts payable and accrued liabilities	(35,832)	(13,235)	(27,853)	(2,465)
	$(26,358)	$(20,584)	$(21,654)	$(7,336)
Changes related to:
Operating activities	$3,278	$1,020	$(1,683)	$(140)
Financing activities	(1,467)	(546)	(879)	93
Investing activities	(28,169)	(21,058)	(19,092)	(7,289)
	$(26,358)	$(20,584)	$(21,654)	$(7,336)

8.              INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at June 30, 2012, Bellatrix has approximately $551 million in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9.              FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2012	2011	2012	2011
Finance expense
Interest on long-term debt	$1,381	$853	$2,443	$1,557
Interest on convertible debentures	651	650	1,303	1,295
Accretion on convertible debentures	396	365	784	717
Accretion on decommissioning liabilities	163	258	352	537
Finance expense	$2,591	$2,126	$4,882	$4,106

10.       PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and six months ended June 30, 2012 was based on net profit of $10.0 million (2011: $12.3 million) and $19.1 million (2011: $6.8 million), respectively

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Basic common shares outstanding	107,490,218	107,389,799	107,490,218	107,389,799
Dilutive effect of:
Share options outstanding	9,108,506	7,863,932	9,108,506	7,863,932
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding	126,420,153	125,075,160	126,420,153	125,075,160
Weighted average shares outstanding	107,485,303	103,044,134	107,455,699	100,258,898
Dilutive effect of share options and convertible debentures (1)	11,219,400	11,166,961	11,874,361	—
Diluted weighted average shares outstanding	118,704,703	114,211,095	119,330,060	100,258,898

(1)         For the three month period ending June 30, 2012, a total of 7,710,535 (2011: 6,518,400) share options were excluded from the calculation as they were not dilutive, while 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation as they were dilutive.  As a consequence, a total of $0.8 million (2011: $0.7 million) for interest accretion expense (net of income tax effect) was added to the numerator. For the six month period ending June 30, 2012, a total of 7,055,574 share options were excluded from the calculation as they were not dilutive, while 9,821,429 common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation as they were dilutive.  As a consequence, a total of $1.5 million for interest accretion expense (net of income tax effect) was added to the numerator.  For the six month period ending June 30, 2011, a total of 7,863,932 share options and 9,821,429 common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.

11.       COMMITMENTS

As at June 30, 2012, Bellatrix committed to drill 3 gross (2.5 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $10.5 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year for 2011 to 2015 for a total estimated cost of approximately $52.5 million.  As at June 30, 2012, 12 wells remained to be drilled under this commitment for a total estimated cost of $42.0 million.  On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 to 10 gross (net) wells per year for 2011 to 2016 for a total of 40 gross (net) wells at an estimated cost of approximately $140.0 million, with the first five wells requiring completion by December of 2012. As at June 30, 2012, 37 wells remained to be drilled under this commitment for a total estimated cost of $129.5 million.

12.       FINANCIAL RISK MANAGEMENT

a.              Credit risk

As at June 30, 2012, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$9,997	$3,748	$13,745
Amounts due from government agencies	—	1,768	1,768
Revenue and other accruals	18,817	921	19,738
Cash call receivables	—	65	65
Plant revenue allocation receivable	—	2,855	2,855
Less: Allowance for doubtful accounts	—	(1,172)	(1,172)
Total accounts receivable	28,814	8,185	36,999
Less:
Accounts payable due to same partners	(3,250)	(78)	(3,328)
Subsequent receipts to July 31, 2012	(18,061)	(1,356)	(19,417)
	$7,503	$6,751	$14,254

Amounts due from government agencies include royalty adjustments.  Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator.  The Company has commenced legal action for collection of these amounts.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash call receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.              Liquidity risk

The following are the contractual maturities of financial liabilities as at June 30, 2012:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities (1)	$34,955	$—	$—	$—
Commodity contract liability	—	1,625	—	—
Bank debt — principal (2)	—	114,275	—	—
Convertible debentures — principal	—	—	55,000	—
Convertible debentures — interest (3)	2,613	2,613	2,176	—
Decommissioning liabilities (4)	—	8,037	5,117	31,571
Finance lease obligation	501	527	1,639	2,212
Total	$38,069	$127,077	$63,932	$33,783

(1)  Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.02 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)  Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.  Interest due on the bank credit facility is calculated based upon floating rates.

(3)  The 4.75% Debentures outstanding at June 30, 2012 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

(4)  Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2013 and 2053).

c.               Commodity price risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks.  All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at June 30, 2012, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Crude oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$96.40 CDN	$96.40 CDN	WTI
Crude oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	1,000 bbl/d	—	$110.00 US	WTI
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.10 CDN	$4.10 CDN	AECO
Natural gas fixed	April 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$4.11 CDN	$4.11 CDN	AECO
Natural gas fixed	May 1, 2012 to Oct. 31, 2012	10,000 GJ/d	$1.77 CDN	$1.77 CDN	AECO

Subsequent to June 30, 2012, the Company has entered into an additional commodity price risk management arrangement as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI

The Company’s updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.  For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655

or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

2300, 530 — 8th Avenue SW

Calgary, Alberta, Canada T2P 3S8

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com